Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Safe Harbor Statements

         Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5770.

         Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company’s proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

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The following letter was distributed to employees of the Del Monte Foods Company on June 13, 2002
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[Del Monte Letterhead]

Dear Fellow Del Monte Foods Employees:

It gives me great pleasure to outline an important step we are announcing today which will more than double the size of our company, significantly strengthen our overall business and enhance Del Monte’s position at the forefront of America’s finest food companies.

The news release (see link below) outlines details of an agreement we have made with the H.J. Heinz Company to merge a group of food brands belonging to Heinz into Del Monte Foods.

The potential for success is enormous as we consolidate already highly regarded brands and businesses into a powerful new organization, recognized by our customers, consumers and communities as the best in our business and whose sum will be vastly greater than its parts. Our objective, to be respected in our industry for our performance and our people, is absolutely achievable given the foundation we are putting into place.

I will serve as Chairman and Chief Executive Officer of the new organization, which will retain the Del Monte Foods name and remain headquartered in San Francisco. Those businesses being merged into the new company will remain in Pittsburgh.

As you can imagine, it has taken a great deal of work here at Del Monte and at Heinz to get us to the point of today’s announcement. I am deeply grateful for and very proud of all those Del Monte employees who have expended extraordinary efforts for us to achieve today’s goal. But more work—and the real rewards—lie directly ahead.

As you are aware, government approvals will require some time to be completed. However, the efforts required during that period will be critical as we transition our businesses for the consolidation which will occur later this year. Your contribution to that process will be very important and very much appreciated. Our objective will be to operate as a unified company from the day of closing.

I will be working closely with Heinz CEO Bill Johnson to make sure we move forward deliberately and thoughtfully, and that we keep you and your new colleagues as fully informed as possible on our progress. Our goal will be to build on the best of both businesses to create a successful, growing future for our company.

Rick

http://www.delmonte.com/Company/release/press47.htm

Pursuant to Company policy, all Del Monte employees are reminded not to comment on this matter. All media and other outside inquiries should be directed to the contacts noted on the press release or to Maria Ruta in Corporate Affairs, tel: 415.247.3153.

Del Monte will host a conference call and meeting with analysts at 7:00am PST/10:00am EST. The meeting will be webcast live. Webcast details are provided online at www.delmonte.com